Exhibit 3.4

COMPASS GROUP DIVERSIFIED HOLDINGS LLC

FIRST AMENDMENT TO TRUST INTEREST DESIGNATION

OF

SERIES A TRUST PREFERRED INTERESTS

Compass Group Diversified Holdings LLC (the “Company”), a Delaware limited liability company, does hereby certify that:

1. On June 15, 2017, the Board of Directors (the “Board”) of the Company pursuant to the authority conferred upon the Board by Article 3 of the Sixth Amended and Restated Operating Agreement of the Company, as amended (as such may be amended, modified or restated from time to time, the “LLC Agreement”), duly adopted resolutions establishing the terms of the Company’s Series A Trust Preferred Interests and authorized a special pricing committee of the Board (the “Pricing Committee”) to act on behalf of the Board in determining and approving the distribution rates and certain other terms of the Series A Trust Preferred Interests.

2. Thereafter, the Pricing Committee duly adopted resolutions creating and authorizing for issuance by the Company a new series of Trust Preferred Interests (as defined in the LLC Agreement) consisting of 4,600,000 Series A Trust Preferred Interests, as currently set forth in the Trust Interest Designation of Series A Trust Preferred Interests, executed on June 28, 2017 (the “Series A Trust Preferred Interest Designation”);

3. On March 18, 2024 the Board duly adopted the following resolutions authorizing up to 500,000 additional Series A Trust Preferred Interests that may be issued from time to time by the Company:

“RESOLVED, that pursuant to the authority vested in the Board by Article 3 of the LLC Agreement, the Board hereby creates and authorizes for issuance by the Company 500,000 additional Series A Trust Preferred Interests, with the designations, preferences, rights, powers, duties and other terms of such Series A Trust Preferred Interests as set forth in the Trust Interest Designation for the Series A Trust Preferred Interests and forming a single series with the Series A Trust Preferred Interests previously issued.”

4. Effective as of the date hereof, the Series A Trust Preferred Interest Designation is hereby amended such that the number of Series A Trust Preferred Interests is hereby increased by 500,000 Series A Trust Preferred Interests, and the total number of Series A Trust Preferred Interests constituting such series shall be 5,100,000 Series A Trust Preferred Interests.

5. This First Amendment to Trust Interest Designation of Series A Trust Preferred Interests shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the principles of conflicts of law principles thereof.

6. Except as expressly modified pursuant to this First Amendment to Trust Interest Designation of Series A Trust Preferred Interests, the provisions of the Series A Trust Preferred Interest Designation are and shall continue to be in full force and effect and are ratified and confirmed in all respects.

IN WITNESS WHEREOF, this First Amendment to Trust Interest Designation of Series A Trust Preferred Interests, which shall be made effective pursuant to Article 3 of the LLC Agreement, is executed by the undersigned this 20th day of March, 2024.

COMPASS GROUP DIVERSIFIED HOLDINGS LLC

By:	/s/ Ryan J. Faulkingham
Name:	Ryan J. Faulkingham
Title:	Chief Financial Officer